Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112 www.hp.com

VIA EDGAR October 9, 2012 Ms. Cecilia Blye Office of Global Security Risk U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

	Re:	Hewlett-Packard Company Form 10-K for the Fiscal Year Ended October 31, 2011 Filed December 14, 2011 File No. 001-04423

David K. Ritenour Vice President and Associate General Counsel Tel +1 650 857 3059 Fax +1 650 857 4837 david.ritenour@hp.com
Dear Ms. Blye:

           Thank you for your letter dated September 6, 2012 with regard to the above-referenced filing made by Hewlett-Packard Company (“HP”).  We have provided below HP’s responses to the comments set forth in your letter.  To facilitate your review, each of HP’s responses is presented beneath the corresponding comment.

General

1.
We are aware of November 2011 news reports that your equipment was installed by the Italian company, Area SpA, in Syria as part of a nationwide surveillance and tracking system designed to monitor people in that country. We are also aware of April 2012 news reports that your products have been sold by ZTE Corporation in China to Iran, and that products of several U.S. companies, including you, sold by ZTE Corporation to Iran include systems that enable Iranian authorities to conduct surveillance and tracking activities in that country. Further, we are aware of June 2012 news reports that your equipment has been acquired by MTN Irancell, possibly through China’s Huawei Technologies Company. As you know, Syria and Iran are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Syria and Iran, whether through subsidiaries, distributors, resellers, vendors, retailers, or other direct or indirect arrangements, since your letter to us dated April 21, 2009. Your response should describe any products, equipment, components, technology, software, information, support, and services that you have provided or intend to provide

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into Syria and Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Syria and Iran or entities they control. Please address specifically the aforementioned reports of the Syrian and Iranian governments’ use of your products in surveillance and tracking activities.

           HP policy prohibits HP or HP’s subsidiaries, distributors, resellers, vendors or retailers from engaging in transactions with Iran or Syria unless those transactions are specifically authorized under export licenses from the appropriate agencies.  HP does not have a subsidiary organized under the laws of Iran or Syria, a branch office located in Iran or Syria, any offices or employees in Iran or Syria, or any assets or liabilities associated with Iran or Syria.  In addition, HP has not authorized the sale of its products for use in surveillance or tracking activities in Iran or Syria or to the Iranian or Syrian governments.

           Because HP’s products are often distributed through indirect channels, it is always possible that products may be diverted to Iran or Syria after being sold to channel partners, such as distributors and resellers, without HP's knowledge or consent.  Accordingly, HP maintains compliance programs that are intended to prevent unauthorized sales of HP products into Iran and Syria and to ensure compliance with applicable laws.

           As indicated in HP's prior submissions, HP’s non- U.S. subsidiaries took action in early 2009 to terminate sales of printers and related supplies to third-party distributors and resellers with customers in Iran.   HP’s non-U.S. subsidiaries thereafter undertook during 2009 and early 2010 to compensate these non-Iranian parties for limited warranty and service obligations, consistent with applicable sanctions constraints.

           HP provides services utilizing its computerized reservation systems to U.S. and non-U.S. airline companies to provide IT infrastructure support to those airlines as they conduct flight operations throughout the world.  In some instances, those airlines, given their global operations, may fly into and out of Iran and/or Syria.  In providing services to these customers, HP is mindful of U.S. legal requirements and regulatory restrictions, including those restrictions on exports and re-exports of goods, technology and software to Iran and Syria, and on facilitating transactions in or with those markets.

           In addition, HP provides IT services for its customers’ global operations.  Some of those customers are non-U.S. companies that may have their own business activities within Iran and/or Syria.  In providing services to these customers, HP is mindful of U.S. legal requirements and regulatory restrictions, including those restrictions on exports and re-exports of goods, technology and software to Iran and Syria, and on facilitating transactions in or with those markets.

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           HP is aware of news reports alleging that HP products have been sold into Syria by Area SpA (“Area”).  HP has confirmed that Area was required under the terms of its contract with HP to comply with all applicable export laws and was specifically prohibited from selling HP’s products into embargoed or sanctioned countries.  HP has also determined that Area did not procure the HP products believed to have been sold into Syria from HP but instead procured those products from an HP partner that was not informed of the ultimate destination for those products.  HP terminated its contract with Area in April 2012.

           HP is also aware of news reports alleging that HP products have been sold into Iran by ZTE Corporation (“ZTE”).  HP has confirmed that ZTE was required under the terms of its contract with HP to comply with all applicable export laws and was specifically prohibited from selling HP’s products into embargoed or sanctioned countries.  HP continues to work with ZTE to ensure that all transactions involving HP products are conducted in accordance with the terms of the contract and applicable law.

           In addition, HP has conducted an internal investigation relating to an alleged sale of HP products to MTN Irancell in Iran.  The investigation did not uncover any evidence that HP or any of HP’s subsidiaries, distributors, resellers, retailers or other vendors was involved with that alleged sale.  However, if the alleged sale did occur, it was not authorized by HP.

           HP obtained one export license in June of 2009 from the Bureau of Industry and Security of the U.S. Department of Commerce for the sale of HP products to MTN Syria S.A., a private telecommunications company (“MTN Syria”).  This transaction (the “MTN Syria Transaction”) was valued at approximately $1 million.

           Except as discussed above, HP has not, directly or indirectly, knowingly provided products, equipment, components, technologies, software, information, support, or services into Iran or Syria since April 21, 2009.

2.
We also are aware of a May 2012 news report that the Commerce Department has issued subpoenas to several U.S. companies whose products were sold by ZTE Corporation to Iran, requesting information about their dealings with ZTE Corporation and/or another Chinese corporation, Beijing 8-Star International Company, which also was a party to the Iranian contracts.  Please tell us whether you have received any communications from the Commerce Department on this issue and, if so, the current status of any resultant proceedings.

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           HP has been contacted by the Bureau of Industry and Security of the U.S. Department of Commerce (the “BIS”) relating to ZTE and Beijing 8-Star International Company, and HP has had several discussions with, and provided documents to, the BIS.  HP is not aware of any outstanding requests for information from the BIS.  HP believes that it has cooperated fully with the BIS and is not aware of any ongoing resultant proceedings involving HP.

3.
You stated in your letter dated April 21, 2009 that you had acquired EDS, which had business contacts with Syria, Iran, and Sudan. Like Syria and Iran, Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Sudan, if any, whether through subsidiaries, distributors, resellers, vendors, retailers, or other direct or indirect arrangements, since your April 2009 letter. Your response should describe any products, equipment, components, technology, software, information, support, and services that you have provided or intend to provide into Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Sudan or entities it controls.

           HP policy prohibits HP or HP’s subsidiaries, distributors, resellers, vendors or retailers from engaging in transactions with Sudan unless those transactions are specifically authorized under export licenses from the appropriate agencies.  HP does not have a subsidiary organized under the laws of Sudan, a branch office located in Sudan, any offices or employees in Sudan, or any assets or liabilities associated with Sudan.

           Because HP’s products are often distributed through indirect channels, it is always possible that products may be diverted to Sudan after being sold to channel partners, such as distributors and resellers, without HP's knowledge or consent.  Accordingly, HP maintains compliance programs that are intended to prevent unauthorized sales of HP products into Sudan and to ensure compliance with applicable laws.

           As noted in response to comment 1 above, HP provides IT infrastructure support to certain U.S. and non-U.S. airlines as they conduct flight operations throughout the world.  HP does not believe that any of these airlines fly into and out of Sudan.

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           Also as noted in response to comment 1 above, HP provides IT services for its customers’ global operations.  Some of these customers are non-U.S. companies that may have their own business activities within Sudan.  In providing services to these customers, HP is mindful of U.S. legal requirements and regulatory restrictions, including those restrictions on exports and re-exports of goods, technology and software to Sudan, and on facilitating transactions in or with Sudan.

           Except as described above, HP has not, directly or indirectly, knowingly provided products, equipment, components, technologies, software, information, support or services into Sudan since April 21, 2009.

4.
You stated in your letter to us dated March 12, 2009 that two of your products to be sold into Iran were classifiable under Export Commodity Classification 5A992. Please tell us whether, to the best of your knowledge, understanding, and belief, any products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Iran, Sudan, and/or Syria since your March 2009 letter are controlled items included in the Commerce Control List maintained by the Commerce Department. If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

           Except as noted in response to comments 1 and 3 above, HP has not knowingly provided, directly or indirectly, any products, equipment, components, software, or technology into Iran, Sudan, or Syria since March 12, 2009.  The products sold under license to MTN Syria as part of the MTN Syria Transaction included items on the Commerce Control List under a variety of Export Commodity Classification Numbers, including 4A994, 4D994, 4E992, 5D992, 5E991, 5A002, 5D002 and 5E002.  These products have no specific military uses, and HP has no knowledge of any of these products having been put to military use in Syria.

5.	Please discuss for us the materiality of the contacts with Iran, Sudan, and/or Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of

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corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Iran, Sudan, or Syria. In this regard, you should discuss specifically the above-referenced news reports about the resale of your products to Syria and Iran and the use of your products by the Syrian and Iranian governments in conducting repressive monitoring and targeting activities.

           HP does not believe that its contacts with Iran, Sudan or Syria constitute a material investment risk for HP's security holders. In making this determination, HP has considered the quantitative factors and qualitative factors that it believes a reasonable investor would find important in making an investment decision, including the potential impact upon HP’s reputation and the trading price of HP’s securities.

           From a quantitative perspective, HP estimates that the total revenue from authorized sales to Iran, Sudan and Syria is approximately $1 million from the sale to MTN Syria under export license in 2009.  This amount represents a tiny fraction of HP’s total consolidated revenue of $115 billion during its 2009 fiscal year.  HP does not believe that this amount is quantitatively material to a reasonable investor.

           With respect to qualitative factors, HP does not believe the fact that a limited quantity of HP products may have been distributed into Iran and/or Syria in unauthorized transactions conducted without HP’s prior knowledge or the fact that a limited quantity of HP products were sold in licensed transactions involving Syria represents qualitatively material information to a reasonable investor at this time.

           HP is aware that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.−designated state sponsors of terrorism. As noted in response to comments 1 and 3 above, HP maintains compliance programs that are intended to prevent unauthorized sales of HP products into Iran, Sudan and Syria and to ensure compliance with applicable laws.  Given those compliance efforts and the minimal level of authorized contacts with those countries, HP does not currently believe that divestment initiatives or other similar initiatives regarding investment in companies that do business with U.S.−designated state sponsors of terrorism have, to date, had a material impact on HP.  HP will continue to monitor the status of those initiatives, as well as any initiatives that may be proposed in the future by such governments or organizations, and whether they may have a material impact on HP.

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* * *

HP acknowledges that:

● HP is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● HP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 857-3059 if you have any questions about this letter.

Very truly yours,

/s/ David K. Ritenour

David K. Ritenour

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